Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM RECEIVES NOTICE OF ANDA SUBMISSION
WITH PARAGRAPH IV CERTIFICATION FOR GENERIC
OF RYZOLT™

LAVAL, Québec (September 30, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced it has received notice from Sun Pharma Global FZE advising that Sun has submitted an Abbreviated New Drug Application (ANDA) to the U.S. Food and Drug Administration (FDA) for approval to market 100, 200 and 300 mg generic versions of Ryzolt™ (tramadol hydrochloride extended-release 100, 200 and 300 mg tablets) in the United States.

Under the Drug Price Competition and Patent Term Restoration Act (known as the Hatch-Waxman Act), Ryzolt has a new dosage form market exclusivity period that prevents final approval of Sun’s ANDA until the exclusivity period expires on December 31, 2011.

Sun’s ANDA includes a paragraph IV certification to obtain approval to manufacture, use, or sell its generic versions before the expiration of Patent Nos. 5,591,452, 6,254,887 and 6,607,748.  U.S. Patent Nos. 5,591,452 and 6,254,887, which are owned by Purdue Pharma Products L.P., Labopharm’s marketing and distribution partner in the US, expire in May 2014.  U.S. Patent No. 6,607,748, which is owned by Labopharm, expires in June 2020.  All three patents are listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluation (the “Orange Book”).

Labopharm is currently reviewing the notice letter with Purdue to determine the next steps in this matter.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

Ryzolt™ is a trademark of Purdue Pharma Products L.P.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com